October 26, 2006

Corporation Service Company
1090 Vermont Avenue NW
Washington, DC 20005

Re: **Avago Technologies Finance Pte. Ltd.**
            Registration Statement on Form F-4
            Filed September 29, 2006
            File No. 333-137664

Ladies and Gentlemen:

        We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please provide us with your detailed analysis of the eligibility of registrants incorporated in United States jurisdictions to conduct this offering on Form F-4, citing all authority on which you rely.

2.   We note that you are registering the transactions in reliance on the position enunciated in *Exxon Capital Holdings Corp.*, SEC No-Action Letter (available May 13, 1988), *Shearman & Sterling*, SEC No-Action Letter (July 2, 1993), *Morgan Stanley & Co. Incorporated*, SEC No-Action Letter (June 5, 1991). Accordingly, with the next amendment, please submit via Edgar a letter (1) stating that you are registering the exchange offer based on the staff's position in such letters and (2) including the representations substantially in the form set forth in the Morgan Stanley letter and the Shearman & Sterling letter.

Prospectus Cover Page

3.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4.   Please tell us how you intend to comply with both the above 20-business-day rule and the 360-day agreement mentioned in the first paragraph on page 85.

Capitalization, page 37

5.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Combined Nine Months Ended July 31, 2006 Compared to Predecessor's Nine Months Ended July 31, 2005, page 44

6.   We note that you are presenting combined results for the nine months ended July 31, 2006 with those of Predecessor for the month of November 2005 and you indicate that these amounts are "not in accordance with U.S. GAAP." Please tell us the purpose of this presentation and how it complies with the requirements of Item 310 of Regulation S-K. In addition, tell us why the Successor amounts were not provided for the eight month period ended July 31. Clarify why you believe this presentation is appropriate considering that you state that the periods presented are not comparable.

7.   We reference the discussion on page 45 that "excluding the Camera Module Business, net revenue increased by $141 million." Please clarify how net revenue increased excluding this business.

Liquidity and Capital Resources, page 48

8.   We see disclosures on page 32 that you have no operations of your own and the ability of your subsidiaries to make dividend and other payments to you may be subject to limitations. Please expand the disclosures in Management's Discussion and Analysis related to these restrictions to include discussions of the actual or expected impact of these restrictions on your liquidity and capital resources. Also, revise the filing to include a Schedule I (see Rule 4-08(e)(3), Rule 5-04.c and Rule 12-04 of Regulation S-X) or tell us why Schedule I is not required.

Resales of Exchange Notes, page 86

9.   Please clarify that no-action letters are interpretations of SEC *staff*.

Expiration Date; Extensions, Amendments, page 87

10.   Please clarify how all potential delays referenced in the first bullet point on page 87 will
        be consistent with Rule 14e-1(c).

11.   We note your reservation of the right to amend the terms of the offer. Please revise to
        indicate that, in the event of a material change in the offer, including the waiver of a
        material condition, you will extend the offer period if necessary so that at least five
        business days remain in the offer following notice of the material change.

Acceptance of Exchange Notes, page 90

12.   We note the disclosure in the first paragraph of this section regarding the issuance of
        exchange notes following acceptance. Please revise your disclosure to state that you will
        issue the exchange notes promptly after expiration rather than after acceptance. See
        Exchange Act Rule 14e-1(c).

13.   Similarly, revise the last full paragraph on page 92 to remove any implication that the
        notes may be returned any later than promptly after expiration or termination of the offer.

Tax Consequences, page 213

14.   Please unequivocally state what the tax consequences are, not merely what the
        consequences "should" or are "likely" to be as mentioned on page 214. If you are unable
        to make an unequivocal statement, please disclose the degree of and reasons for the
        uncertainty, the possible outcomes and the risks to investors.

15.   Please tell us why you have not filed a tax opinion.

Financial Statements, page F-1

16.   Please update the financial statements, if necessary, as required by Item 8.A.4. of Form
        20-F.

17.   Include updated accountants' consents with all amendments to the filing.

Consolidated Statements of Invested Equity – Predecessor, page F-7

18.   Please revise to include a statement of invested equity for fiscal 2004 in accordance with
        Item 8 of Form 20-F.

Note 1. Overview and Basis of Presentation, page F-8

19.   We note that although the Successor's eight month fiscal period ended July 31, 2006, you present consolidated statements of operations, cash flows and shareholder's equity for the nine months ended July 31, 2006 for ease of presentation. You also indicate that these nine months represent operations since acquisition (eight months).

- Tell us why management believes such presentation is appropriate and how it complies with the requirements of Article 3 of Regulation S-X.
- In addition, please have your auditors explain why they believe that the audit report, opining on the statements of operations, shareholder's equity and cash flows for the nine month period ended July 31, 2006, although the actual period is different, is appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Note 2. Inventory, page F-9

20.   Please tell us why inventory did not change from October 31, 2005 through July 31, 2006.

Note 3. The Acquisition, page F-13

21.   Please tell us the significant difference between goodwill and amortizable intangible assets included in the purchase price allocation on page F-14 and the amounts in the consolidated balance sheets and in Note 6 on page F-18.

Item 21. Exhibits and Financial Statement Schedules

22.   Please file a form of the letter of transmittal.

Signatures

23.   Please provide all of the required signatures for each registrant. See Instruction 1 to the Signature page of Form F-4. We note, for example, that the signature pages appearing on pages II-30, II-32, II-34, II-35, II-38, II-39 and II-42 do not indicate whether they have been executed by all of the individuals required by Instruction 1.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Anthony J. Richmond, Esq. – Latham & Watkins LLP
William C. Davisson, Esq. – Latham & Watkins LLP